Exhibit 12

AMERICAN AIRLINES, INC

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Loss:
Loss before income taxes	$(284)	$(7)	$(715)	$(496)

Add: Total fixed charges (per below)	431	401	850	799

Less: Interest capitalized	10	7	16	16

Total earnings (loss) before income taxes	$137	$387	$119	$287

Fixed charges:
Interest	$176	$169	$338	$338

Portion of rental expense representative of the interest factor	251	228	502	450

Amortization of debt expense	4	4	10	11

Total fixed charges	$431	$401	$850	$799

Ratio of earnings to fixed charges	—	—	—	—

Coverage deficiency	$294	$14	$731	$512